AB
3/19

12012056

KW
3/13 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Scofield — (212) 832-6022
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/12/12

OATH OR AFFIRMATION

I, Richard Scofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Pressprich & Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

WAYNE CHEN
Notary Public, State of New York
No. 01CH6210578
Qualified in Nassau County
Term Expires September 7, 2013

Signature

CFO & Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

Rothstein Kass

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
R.W. Pressprich & Co.

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (collectively the "Company") as of December 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 14, 2012

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	4,057,414
Receivables from clearing brokers, net		11,857,921
Securities owned, at fair value		20,491,650
Accrued interest receivable		178,686
Deposits with clearing brokers		520,810
Property and equipment, net		557,398
Investments owned, at fair value		2,250,000
Other assets		1,162,230
	$	41,076,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	17,792,488
Accounts payable and accrued expenses		2,807,331
Accrued interest payable		88,782
Liabilities subordinated to claims of general creditors		2,225,000
Total liabilities		22,913,601
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,613 shares issued, 1,613 shares outstanding		699,433
Class A-1 non-voting common stock, no par value, 20,000 shares authorized, 17,888 shares issued, 17,167 shares outstanding		13,344,602
Treasury stock (at cost); 721 shares		(674,498)
Non-controlling interest		250,000
Retained earnings		4,542,971
Total stockholders' equity		18,162,508
	$	41,076,109

See accompanying notes to consolidated financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

R.W. Pressprich & Co., Inc. is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, New London, New Hampshire, and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co., Inc.

Pressprich Funding II, LLC, ("Funding II"), is a majority-owned subsidiary of R.W. Pressprich & Co., Inc.

On February 19, 2010, R.W. Pressprich & Co., Inc., a New York corporation, re-incorporated in Delaware and simultaneously changed its name to R.W. Pressprich & Co. ("Pressprich").

Basis of Presentation and Principles of Consolidation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of Pressprich, PCM and Funding II (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

These financial statements were approved by management and available for issuance on February 14, 2012. Subsequent events have been evaluated through this date.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased are valued at fair value and unrealized gains and losses are reflected in revenues.

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

1. Nature of operations and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2011.

Current income tax expense for the year ended December 31, 2011 relates principally to the New York City corporate tax.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2011, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S. Government obligations	$ 1,018,992	$ 11,142,638
Corporate bonds	19,102,957	6,404,827
Equity securities	369,701	245,023
	$ 20,491,650	$ 17,792,488

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
Securities owned, at fair value	$ 20,488,970	$ 2,680	$ -	$ 20,491,650
Investments owned, at fair value			2,250,000	2,250,000
	20,488,970	2,680	2,250,000	22,741,650
Liabilities				
Securities sold, not yet purchased, fair value	(17,792,488)			(17,792,488)
	$ 2,696,482	$ 2,680	$ 2,250,000	$ 4,949,162

LEVEL 3

	Beginning Balance January 1, 2011	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2011	Unrealized Gains (Losses) for Investments still held at December 31, 2011
Assets (at fair value)						
Investments owned, at fair value	$ 2,250,000	$ -	$ -	$ -	$ 2,250,000	$ -
Total investments in securities	$ 2,250,000	$ -	$ -	$ -	$ 2,250,000	$ -

4. Deposits with clearing brokers

Pursuant to agreements with its clearing brokers, the Company is required to maintain clearing deposits of at least $500,000 and to maintain net capital of at least $100,000.

5. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Office equipment	$ 3,655,179
Furniture and fixtures	621,027
Leasehold improvements	617,422
Computer software	363,495
	5,257,123
Less accumulated depreciation and amortization	(4,699,725)
	$ 557,398

Depreciation and amortization expense was approximately $237,500 for the year ended December 31, 2011.

6. Liabilities subordinated to claims of general creditors

At December 31, 2011, the Company had one subordinated loan agreement with Pressprich Funding, LLC, a non-consolidated affiliate which was in accordance with agreements approved by the FINRA. Pressprich Funding, LLC is owned by ten of the largest shareholders of Pressprich, all of whom are currently active in the daily management and operations of Pressprich. The terms of the subordinated loan agreement are as follows:

- $2,225,000 loan agreement maturing on January 31, 2013 and bearing interest at 4.00% per annum.

7. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2011, there were no contributions towards the qualified 401(k) retirement plan.

8. Commitments and contingencies

The Company is obligated under four office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases at 2011 are approximately as follows:

Year ending December 31,	
2012	$ 864,000
2013	1,577,000
2014	1,583,000
2015	1,547,000
Thereafter	11,514,000
	$ 17,085,000

Rent expense was approximately $1,053,000 for the year ended December 31, 2011.

As of December 31, 2011, the Company had a standby letter of credit of approximately $1,300,000 outstanding which represents a security deposit for its New York office space lease obligation. The letter of credit is secured by a Treasury bill in the amount of approximately $120,000 which is included in other assets and cash of approximately $1,180,000.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net capital requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $12,454,000 which was approximately $12,209,000 in excess of its minimum requirement of approximately $245,000.

In accordance with SEC Rule 17a-5, a summary of financial data of PCM at December 31, 2011, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part II-A, is as follows:

Assets	$ -
Liabilities	$ -

10. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposits with the clearing brokers are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.